12g3-2(b)

RECEIVED
2008 JUL -8 A 1:57

082-04525

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

SUPPL

[redacted]

08003609

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 1th July 2008

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of June.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
Corporate Affaires

PROCESSED
JUL 0 8 2008
THOMSON REUTERS

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

7/8

MEDIASET spa
Gruppo Mediaset

Società per Azioni
Sede legale
I - 20121 Milano
via Paleocapa 3
Cap. Soc. int. vers. € 614.238.333,28
Registro Imprese di Milano,
C.F. e P. IVA 09032310154

Uffici Amministrativi
I - 20093 Cologno Monzese - MI
viale Europa 46
telefono +39 02 2514 1

Unità Operative
I - 20093 Cologno Monzese - MI
viale Europa 44/48
telefono +39 02 2514 1

I - 00165 Roma
via Aurelia Antica 422/424
telefono +39 06 66390 1

I - 00187 Roma
largo del Nazareno 8
telefono +39 06 673831

COMMUNICATION OF A RELEVANT FACT

According to the provisions of Section 82 of the Spanish Stock Market Act No. 24/1988, of 28th July, "**GESTEVISIÓN TELECINCO, S.A.**" reports the following

RELEVANT FACT

"GESTEVISIÓN TELECINCO, S.A.", trough "GRUPO PUBLIESPAÑA", has obtained similar advertising revenues in the first five months of the fiscal year 2008 to those obtained last year in the same period.

Madrid, 11 June 2008

Secretary General, Mario Rodríguez Valderas

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*CONFALONIERI*	NOME / FIRST NAME	*FEDELE*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C 1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*MEDIASET*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*CONFALONIERI*	NOME / FIRST NAME	*FEDELE*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION*	CODICE ISIN / ISIN CODE*	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT*	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)*	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION*	NOTE / NOTES
13/06/2008	A	IT0001063210	MEDIASET	AZO	20,000	4.4998	89,996	MERC-IT	Unica operazione valorizzala al p.m. ponderato
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							89,996		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3 SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3															
DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													89,996		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER			
1.1 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*BERLUSCONI*	NOME / FIRST NAME	*MARINA*
1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY			
C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER			

2. EMITTENTE QUOTATO / LISTED COMPANY	
RAGIONE SOCIALE / CORPORATE NAME	*MEDIASET*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION	
3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY	
PERSONA GIURIDICA, SOCIETÀ DI PERSONE O TRUST STRETTAMENTE LEGATA AD UN SOGGETTO RILEVANTE O AD UNA PERSONA FISICA DI CUI AL PUNTO PRECEDENTE / LEGAL PERSON, UNLIMITED PARTNERSHIP OR TRUST CLOSELY ASSOCIATED WITH A RELEVANT PERSON	
3.2 DATI ANAGRAFICI / PERSONAL DATA	
PERSONA GIURIDICA, SOCIETA' DI PERSONE O TRUST / LEGAL PERSON, UNLIMITED PARTNERSHIP OR TRUST	
RAGIONE SOCIALE / CORPORATE NAME	*HOLDING ITALIANA QUARTA SPA*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION*	CODICE ISIN / ISIN CODE*	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT*	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)*	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION*	NOTE / NOTES
18/06/2008	A	IT0001063210	MEDIASET	AZO	300,000	4.5284	1,358,520	MERC-IT	UNICA OPERAZIONE VALORIZZATA AL P. M. PONDERATO
19/06/2008	A	IT0001063210	MEDIASET	AZO	140,000	4.4134	617,876	MERC-IT	UNICA OPERAZIONE VALORIZZATA AL P. M. PONDERATO
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							1,976,396		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO DES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													1.976.396		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01)
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction
   - MERC IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt securities into shares
   - ESE-SO = Esercizio di stock option/stock grant, in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio, la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options)
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy)
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

Board of Directors' Meeting of 23 June 2008

APPROVES 2008 STOCK OPTION PLAN

The board of directors of Mediaset, which met today under the chairmanship of Fedele Confalonieri, has approved the Stock Option Plan for 2008 proposed by the Remuneration Committee that met on 20 June.

The Stock Option Plan 2006/2008 resolved by the Annual General Meeting of del 20 April 2006 and based on the company's treasury stock, is aimed at employees of the company and its subsidiaries with functions that have a determining impact on the attainment of the Group's strategic results.
The aforementioned AGM also authorised the board of directors to manage the Stock Option Plan 2006/2008 giving it full powers to identify the beneficiaries and determine the performance objectives for the allocation of option rights and the implementation of all aspects of the plan. The board of directors also has the responsibility of managing all the necessary initiatives for the implementation of the plan.

Consequently, the board of directors, for the year 2008 has:

- identified 46 beneficiaries for the 2008 plan;
- allocated, as of today, a total of 3,290,000 option rights, which are personal and non-transferable, corresponding to 0.28% of the share capital;
- defined the criteria for the determination of the exercise price for such options as the normal value of ordinary Mediaset shares calculated as the arithmetical average of the reference price as recorded by Borsa Italiana S.p.A. in the period from the date of allocation and the same date of the preceding calendar month, in conformity with current norms; the exercise price is consequently €4.86;
- identified as a condition for the exercise of such options the attainment of corporate performance parameters of a n economic-financial nature on an annual basis, in particular, ROE and free cash flow. Such attainment will be verified by the board within six months of the end of the year to which the allocation of options refers, in other words, within the first six months of 2009;
- established that the options allocated for the year 2008 may be exercised exclusively after a vesting period of 36 months from the date of allocation,

and subordinate to the verification of the aforementioned conditions. The vesting period consequently will run from 24 June 2011 to 23 June 2014.

The option rights allocated are personal, non-transferable, are not available, *inter vivos*, may not be pawned or used as a guarantee for companies or third parties.

No subsidies or special conditions are foreseen for the purchase of shares, as per Art: 2358, comma 3, C.C. and, given the number of beneficiaries involved, the terms of the regulations on investment invitations, as per Art. 94 ff. of the legislative decree 58/1998 and the relative Consob Regulation n°. 11971/1999 does not apply.

Information regarding the Stock Option Plans for 2003/2005 and 2006/2008 and the decisions of the competent bodies concerning the implementation of such plans can be found in the Information Prospectus, prepared in line with Art. 84 *bis* of the Issuers' Regulations communicated to the market on 17 September 2007.

Such Plans have "special relevance" as per Art. 114 *bis* of legislative decree 58/1998 and Art. 84 *bis*, para. 2 of the Issuers' Regulations in that they foresee, among the beneficiaries identified, individuals who are members of the board of directors of Mediaset S.p.A.

Cologno Monzese, 23 June 2008

Encl : Table n. 1 of outline 7 of Enclosure 3A of Regulation n. 11971/1999

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS
Table 1, scheme 7, Annex 3A of Regulation 11971/1999

Date: 23/06/2008

Name or category	Qualification (for named persons only)	PANEL 2							
		Options (*option grant*)							
		Section 1 Options regarding current plans approved by past resolutions of the general meeting							
		Date of general meeting resolution	Description of instrument	Number of financial instruments underlying allocated but not exercisable options	Number of financial instruments underlying exercisable but not exercised options	Date of allocation by competent body	Exercise price	Market price of underlying financial instruments on allocation date	Expiry of options
YEAR 2008									
Fedele Confalonieri	Chairman of the Board of Directors, Mediaset	20/04/2006	Options over ordinary Mediaset shares	450,000	–	rc* 20/06/2008 BoD* 23/06/2008	4.86	4.337	23/06/2014
Pier Silvio Berlusconi	Vice Chairman, Mediaset	20/04/2006	Options over ordinary Mediaset shares	360,000	–	rc 20/06/2008 BoD 23/06/2008	4.86	4.337	23/06/2014
Giuliano Adreani	Managing Director, Mediaset	20/04/2006	Options over ordinary Mediaset shares	270,000	–	rc 20/06/2008 BoD 23/06/2008	4.86	4.337	23/06/2014
Mauro Crippa	Board Director, Mediaset	20/04/2006	Options over ordinary Mediaset shares	100,000	–	rc 20/06/2008 BoD	4.86	4.337	23/06/2014

						23/06/2008			
Marco Giordani	Board Director, Mediaset	20/04/2006	Options over ordinary Mediaset shares	100,000	–	rc 20/06/2008 BoD 23/06/2008	4.86	4.337	23/06/2014
Gina Nieri	Board Director, Mediaset	20/04/2006	Options over ordinary Mediaset shares	100,000	–	rc 20/06/2008 BoD 23/06/2008	4.86	4.337	23/06/2014
Employees	–	20/04/2006	Options over ordinary Mediaset shares	1,910,000	–	rc 20/06/2008 BoD 23/06/2008	4.86	4.337	23/06/2014

Note

* The Board of Directors appointed by the General Meeting on 20 April 2006, consistently with the provisions of the new Corporate Governance Code of Borsa Italiana, set up the Remuneration Committee on 21 April 2006. The Remuneration Committee makes proposals to the Board of Directors with regard to, amongst the other things, to criteria, categories of beneficiary, quantity, terms, conditions and methods of the stock option plans.

END